UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 1)


                         PRODUCTIVITY TECHNOLOGIES CORP.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                           (Title Class of Securities)

                                   743085-10-2
                                 (CUSIP Number)

                               Noah Scooler, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                   Page 1 of 4

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743085-10-2                    13D               Page 2 of 4 Pages
----------------------------                            -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John S. Strance

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

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                         7        SOLE VOTING POWER


                                         63,750

                         ------------------------------------------------------
         NUMBER OF

          SHARES         8        SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                       12,000
           EACH          ------------------------------------------------------
         REPORTING       9        SOLE DISPOSITIVE POWER
          PERSON

           WITH                         63,750
                         ------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                        12,000

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    75,750

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.1%

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14        TYPE OF REPORTING PERSON*

                   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule relates is the common stock, $.001 par value ("Common Stock"), of Productivity Technologies Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 509 Madison Avenue, New York, New York 10022.

     The percentage of beneficial ownership reflected in this Schedule is based upon 2,475,000 shares of Common Stock outstanding on March 31, 2000, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

Item 2.  Identity and Background

          (a) Name: This Schedule is being filed on behalf of John S. Strance ("Strance" or "Mr. Strance").

          (b)  Business   Address:  Strance  has  a  business  address  of
               4306 Far West Blvd., Austin, TX 78731.

          (c) Principal Business: Strance is retired. He was the Vice President and a Director of the Issuer. The Issuer, through its wholly-owned subsidiary Atlas Technologies, Inc., is primarily engaged in the manufacture and sale of equipment to automate metal stamping press operations.

          (d) During the last five years, Strance has not been convicted in any criminal proceeding.

          (e) During the last five years, Strance has not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds or Other Consideration

               Not applicable.

Item 4.  Purpose of Transaction

     As of December 31, 1999, Strance resigned as an officer and a director of the Issuer. Upon his resignation, and pursuant to the 1996 Performance Security Plan, outstanding options to purchase 42,500 shares of Common Stock of the issuer held by Strance were cancelled.

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




Item 5.  Interest in Securities of the Issuer

          (a) Strance beneficially owns 75,750 shares of Common Stock, or approximately 3.1% of the Common Stock of the Issuer calculated pursuant to Rule 13d-1. This includes (A) 2,000 shares of Common Stock issuable upon the exercise of warrants purchased by Strance and his wife, Dorothy M. Strance, from the Issuer, all of which are currently exercisable or exercisable within 60 days, and
               (B)10,000 shares of Common Stock jointly owned by Strance and his wife. All of the warrants and shares of Common Stock owned by Strance and his wife are owned by them as tenants in common without right of survivorship.

          (b) Strance has sole voting and dispositive power with respect to the 63,750 outstanding shares of Common Stock owned by him and shares voting and dispositive powers with respect to the 10,000 shares of Common Stock and 2,000 warrants owned by him and his wife as tenants in common without right of survivorship. Mrs. Strance's business address is the same as that for Strance set forth in
               Item 2(b). She is retired. The statements in Item 2(d) and 2(e) also apply with respect to Mrs. Strance. Upon exercise of the warrants, Strance will have shared voting and dispositive power with his wife over the shares of Common Stock issuable upon exercise of such warrants.

          (c) (1) In July, 1993, Strance purchased 63,750 shares of Common Stock from the Issuer for $.06 per share.

          (2) On March 28, 1996, Strance and his wife acquired 2,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $1.06 per warrant, with an exercise price of $5.00 per share.

          (3) On April 23, 1997, Strance and his wife purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.81 per share.

          (4) On November 2, 1998, Strance and his wife purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.065 per share.

          (d) No one other than Strance and and Mrs. Strance has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Strance.

          (e)  Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

         None.


Item 7.  Materials to be Filed as Exhibits

         None.


                                    SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2000
                                             /s/ John S. Strance
                                             ----------------------------------
                                             John S. Strance

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